Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: July 21, 2014

Medtronic’s Proposed Acquisition of Covidien

A Combination to Drive Move Value and Reduced Costs in Healthcare

On June 15, Medtronic announced that the company entered into a definitive agreement to acquire healthcare technology and medical supplies provider Covidien. The combination of Medtronic and Covidien unites the two companies under a single mission – to alleviate pain, restore health and extend life for patients with chronic disease around the world.

Based Upon a Long-Term Strategy to Drive Better Patient Outcomes, at Reduced Costs

The products and services portfolio of the combined company will allow it to address the major disease states impacting patients and healthcare costs around the world, building on our therapeutic leadership positions in cardiac and vascular disease management, diabetes, neuroscience, general surgery and patient monitoring. In doing so, it will position Medtronic to better meet the demands of the current health care marketplace, and ultimately, to reach more patients, in more ways and in more places around the world.

Responds to the Demands of the Evolving Healthcare Marketplace

The company’s expanded offerings will allow us to serve our customers more efficiently and better address the demands of a changing healthcare marketplace with the potential to provide solutions that improve patient outcomes and lower system costs.

•	Our combined expertise will provide a comprehensive, structured, and unique understanding of how clinical value translates to economic value for our partners.

•	Together, Medtronic and Covidien will be better positioned to deliver on the aims of the Patient Protection and Affordable Care Act regarding value-based healthcare.

Allows Medtronic to Continue to Invest in U.S. Innovation

After the proposed transaction is completed, Medtronic has committed to invest $10 billion more incrementally into the U.S. economy above and beyond Medtronic’s and Covidien’s existing R&D plans. The technology investments would be in the form of additional R&D, venture investments and acquisitions over the next decade.

•	This commitment builds on Medtronic’s strong history of investing in U.S. medical technology innovation through R&D and by funding and acquiring innovative companies and supporting their growth right here.

•	Over the past 15 years, Medtronic has a successful track record of advancing this innovative sector through its own expertise and scale. It has invested more than $13 billion in U.S. innovation, including acquisitions of companies such as MiniMed, AVE, CoreValve, Sofamor Danek, Cryocath and ATS Medical. These acquisitions, along with the new entity, help hospitals gain efficiencies and economic value and have increased our headcount 20% in the United States over the last 10 years.

•	The medical technology industry is critical to the U.S. economy. Every $1 billion in advanced medical technology industry revenues in the U.S. generates an additional $1.69 billion in national economic output, almost 13,000 jobs and $778 million in personal income.[1] Further, medtech is a driver in more exports and enhances our global competitiveness.

[1]	Battelle Technology Partnership Practice, The Economic Impact of the U.S. Advanced Medical Technology Industry (March 2012), http://www.chi.org/uploadedFiles/Industry_at_a_glance/BattelleFinalAdvaMed EconomicImpactReportMarch2012.pdf.

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Provides Financially Efficient Structure

This combination is driven by a strategic decision to further our Mission and strategy with highly complementary medical technologies and solutions, rather than by tax considerations. Since Covidien is an Irish headquartered company, the most financially efficient structure was to incorporate the new company there. Our current tax code severely limits the ability of innovative global companies like Medtronic to invest foreign earnings back into clinical research, product development and the high-paying, high-skilled jobs in the U.S. we want to encourage.

•	Based on our growing business offshore and the challenges of the current tax regime in the U.S., this structure was the best alternative for both of our sets of shareholders and for leading the change underway in healthcare.

•	The structure adheres to U.S and international tax laws and in no way circumvents duly owed taxes in any of the jurisdictions that Medtronic operates in. Medtronic’s effective tax rate will remain largely unchanged (the rate is expected to be reduced by about one to two percentage points compared with the estimated blended rate of Covidien and Medtronic) and taxes will continued to be paid in all jurisdictions where revenues are realized.

•	Medtronic has been an early and active proponent of comprehensive U.S. corporate tax reform to increase U.S. competitiveness. Medtronic will continue working with lawmakers and its peers in the business community to achieve that goal.

Key Tax Facts Regarding the Transaction

After the Medtronic - Covidien acquisition, we continue to be subject to all U.S. tax laws.

•	Medtronic currently pays – and will continue to pay – tax at a 35% federal income tax rate on the U.S. taxable income of its U.S. subsidiaries.

•	Medtronic currently pays – and will continue to pay – up to 12% in state-specific taxes, depending on each state’s corporate tax rate.

•	Medtronic currently pays – and will continue to pay – up to 9.25% for local taxes, depending on the facility and employee location. For example, at our World Headquarters facility this is currently – and will continue to be – 7.125%.

•	Medtronic will continue to pay Social Security taxes for all U.S. employees, and the rate will not change.

•	All Medtronic devices sold in the U.S. are – and will continue to be – subject to a 2.3% medical device tax.

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“As I look at the project as governor of Minnesota, this is a good deal for the people of our state…[Medtronic] maintain[s] that [this transaction] frees up the money that will permit them to make…$10 billion of additional investments in the United States over the next decade.”

- Governor Mark Dayton (D) (6/16/14)

“[B]eyond the tax gains, there are good business reasons for Medtronic to want to buy Covidien… Covidien will help it do more. As in any merger between similar firms, there will be scope for cutting overlapping costs. Their product ranges are complementary: Medtronic excels at specialist gear for cardiology, neurology and diabetes; Covidien’s strengths include tools for general surgery. In rich countries, being able to offer bundles of kit will give the group a better negotiating position with governments and hospitals. And in emerging markets, Medtronic will be able to reach a broader set of patients, notes Matthew Dodds, an analyst at Citigroup. Medtronic’s sophisticated implants are well suited to upmarket urban hospitals in China, for example. But even less advanced hospitals are likely to buy Covidien’s sutures and staples, used in all kinds of surgery. (Editorial, “Tax benefits aside, Medtronic’s deal with Covidien makes sense,” The Economist, June 21, 2014)

“Between beefing up its innovation, expanding its reach across the medical device field, and increasing its presence in emerging markets, Medtronic’s growth potential opens up sharply with Covidien in the fold. Yet the greatest impact for the world’s largest pure medical device player won’t be felt in the coming quarters, but in the long-term future, where Covidien’s addition strengthens an already promising road ahead.” (Dan Carroll, “Why the Medtronic-Covidien Merger Is a Perfect Match,” The Motley Fool, June 17, 2014)

“The larger footprint ‘is a long-term benefit that we think will be critically important as we move down the path of health-care reform in the U.S.,’ [Derrick Sung, an analyst at Sanford C. Bernstein in New York] said in a note to investors. ‘A Covidien deal will allow Medtronic to rival Johnson & Johnson (JNJ)’s med-tech business in size and scale as the world’s largest medical device company.’” (Michelle Fay Cortez, “Medtronic Seeks Wider Health-Care Reach in Covidien Deal,” Bloomberg, June 17, 2014)

“If being undersized seems hard to believe, given Medtronic’s $17 billion in revenue last fiscal year, it helps to understand that [Medtronic CEO Omar] Ishrak wants the company to shift into providing hospitals and other care systems with more cost-effective treatment solutions. It needs to move away from trying to sell them a new and improved — and almost certainly more expensive — device. Here in the United States, the implications of health care reform have upended the financial model for a lot of health care providers. Big systems used to love specialty treatment centers that use a lot of Medtronic products — like a spinal implant — as they were a great way to make some real money. Now specialty centers just look like they cost too much. Those costs include paying for new and improved models made by Medtronic. Maybe instead centers will elect to take another shipment of the old, far cheaper models. Among other things, that’s meant that despite spending about $1.5 billion a year on R&D, Medtronic has struggled to increase its revenue. So Medtronic has elected to begin pitching itself as a partner with big health care systems to provide more than just products. The company is actually running cardiac catheter labs at hospitals in Europe, for instance, and it’s difficult to overstate the significance of this kind of change. To be successful with this strategy, size matters. As big as Medtronic is, having an even broader array of products and a bigger presence in markets throughout the globe are critical factors in its rollout of a solutions strategy.” (Op-ed, Lee Schafer, “Global strategy, not taxes, drove Medtronic’s merger with Covidien,” Star-Tribune, 7/5/14)

“The combined Medtronic/Covidien entity has roughly $3.7 billion in emerging market sales, covering 150 countries with growth in the broad category expected to maintain double digit rates. [Covidien CEO Joe] Almeida and Medtronic CEO Omar Ishrak cite a focus on quickening emerging-market growth as one of the fundamental rationales of the mega-deal, in addition to increasing negotiating power with hospitals and freeing

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up overseas cash from a U.S. tax burden. Much of the public focus on the acquisition has been on the tax issue, as Medtronic will be shifting its taxable headquarters to Ireland, which has a low corporate tax rate, as part of the transaction. But the tax focus ‘undervalues the potential synergy across this much broader product range and the enhanced ability of the combined firm to pursue a service-oriented strategy based on partnering with providers,’ said George Baeder, director of China Insight at Research Works, in an email interview.” (Brian Yang, Medtronic And Covidien Aim To Be A Power Couple In China, The Gray Sheet, June 19, 2014)

“Gov. Mark Dayton sees good news in Medtronic’s $43 billion deal to buy Irish medical device maker, Covidien. ‘As I look at the project as governor of Minnesota, this is a good deal for the people of our state,’ the governor said on Monday. Dayton said he was personally assured by Medtronic’s CEO Omar Ishrak that, while the company would move its headquarters to Ireland, it would keep its operational headquarters in Minnesota. The result would mean that not only would the company keep its existing 8,000 employees in the state, it would also add an additional 1,000 Minnesota workers in the coming years.” (Rachel E. Stassen-Berger, “Dayton says Medtronic news ‘is a good deal for the people of our state,’” Star-Tribune, June 16, 2014)

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic and Covidien that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

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PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the Securities and Exchange Commission, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the Securities and Exchange Commission, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

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Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

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